UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Stellar Biotechnologies Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

85855A 10 4
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule to which this Schedule is filed:

☐

Rule 13d-1 (b)

☑

Rule 13d-1 (c)

☐

Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ernesto Echavarria

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,613,100 (11,113,100 common shares and 3,500,000 warrants)

	6	SHARED VOTING POWER N/A

	7	SOLE DISPOSITIVE POWER 14,613,100 (11,113,100 common shares and 3,500,000 warrants)

	8	SHARED DISPOSITIVE POWER N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,613,100 (11,113,100 common shares and 3,500,000 warrants)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.60%, assuming exercise of the 3,500,000 warrants*

12	TYPE OF REPORTING PERSON (see instructions) IN

* Based on 79,546,650 common shares outstanding as of December 31, 2014.

Item 1(a).

Name of Issuer:

Stellar Biotechnologies, Inc.

Item 1(b)

Address of Issuer’s Principal Executive Offices:

332 E. Scott Street

Port Hueneme, CA 93041

Item 2(a).

Name of Person Filing:

Ernesto Echavarria

Item 2(b).

Address of Principal Business Office or, if None, Residence:

Blvd. Anaya, 1225 Culiacan Sinaloa, Mexico 80040

Item 2(c).

Citizenship:

Mexico

Item 2(d).

Title of Class of Securities:

Common Stock, no par value

Item 2(e).

CUSIP No.:

85855A 10 4

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.

Ownership

(a)

Amount beneficially owned:

14,613,100 (11,113,100 common shares and 3,500,000 warrants)

(b)

Percent of Class:

17.42%

(c)

Number of shares to which each person has:

(i)

Sole power to vote or direct the vote:

14,613,100 (11,113,100 common shares and 3,500,000 warrants)

(ii)

Shared power to vote or direct the vote:

N/A

(iii)

Sole power to dispose or to direct the disposition of:

14,613,100 (11,113,100 common shares and 3,500,000 warrants)

(iv)

Shared power to dispose or to direct the disposition of:

N/A

Item 5.

Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.

Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.

Identification and Classification of Members of the Group:

Not Applicable

Item 9.

Notice of Dissolution of Group:

Not Applicable

Item 10.

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

November 4, 2015

/s/  “Ernesto Echavarria”

Ernesto Echavarria